UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 01 July 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	1 July 2011

Allied Irish Banks, p.l.c. ("AIB")

Subordinated Liabilities Order issued by the High Court of Ireland on 14 April 2011

Allied Irish Banks p.l.c. ("AIB") [NYSE:AIB] notes today's settlement of the proceedings before the High Court of Ireland (the "Court") involving Aurelius Capital Master Ltd (and related parties) and the Minister for Finance of Ireland. The Court has today declared that the subordinated liabilities order issued by the Court on 14 April 2011 under the Credit Institutions (Stabilisation) Act 2010 (the "SLO") in respect of (i) AIB's £368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435957682) and (ii) AIB's €868,518,000 12.5 per cent. Subordinated Notes due 2015 (ISIN: XS0435953186) (together, the "Subordinated Liabilities") is effective as of 22 April 2011 to amend the terms of the Subordinated Liabilities as follows:

(i) any interest that may fall due on such liabilities will only be payable at the option of AIB (in its sole discretion); and

(ii) the maturity date of each such liability has been extended to 25  June 2035.

Further to AIB's announcement of 22 June 2011 and in accordance with the amendments effected by the SLO, no payment of interest which would otherwise have been due on 25 June 2011 will be made by AIB in relation to the £368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435957682).

AIB notes that the SLO is now effective as from 22 April 2011 in respect of all 18 series of Notes which were the subject of the Tender and Consent Memorandum dated 13 May 2011 issued by AIB.

-ENDS-

For further information please contact:
Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 01 July 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.